EDWIN J LUKAS ELUKAS@BODMANLLP.COM 313-393-7523
December 15, 2009
BODMAN LLP 6TH FLOOR AT FORD FIELD 1901 ST. ANTOINE STREET DETROIT, MICHIGAN 48226 313-393-7579 FAX 313-259-7777	Mr. Michael Johnson Staff Attorney Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549
Re: Syntel, Inc. Registration Statement on Form S-3 Registration No. 333-162060

Dear Mr. Johnson:

On behalf of Syntel, Inc., a Michigan corporation (the “Company”), we are enclosing the Company’s acceleration request relating to the above-referenced Registration Statement pursuant to Rule 461.

As indicated in the attached, it is respectfully requested that the Registration Statement be declared effective at 9:00 a.m. Eastern Standard Time, on December 18, 2009, or as soon thereafter as is practicable.

Should any questions arise in connection with this filing or to advise that the Registration Statement has been declared effective, please contact the undersigned at (313) 393-7523.

Very truly yours,

BODMAN LLP

/s/ Edwin J. Lukas
Edwin J. Lukas
cc. Daniel M. Moore

Syntel, Inc.

525 E. Big Beaver Road, Suite 300

Troy, MI 48083

(248) 619-2800

December 15, 2009

Securities and Exchange Commission

Washington, D.C. 20549-0404

Re:	Syntel, Inc.
Registration Statement on Form S-3
File No.: 333-162060

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Syntel, Inc. (the “Registrant”) requests that the above-referenced Registration Statement be declared effective at 9:00 a.m. Eastern Standard Time, on December 18, 2009, or as soon thereafter as is practicable.

The Registrant acknowledges that:

•

should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SYNTEL, INC.

By:	/s/ Daniel M. Moore
Name:	Daniel M. Moore
Title:	Chief Administrative Officer, General Counsel and Secretary